

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2024

Nils Ollquist
Chief Executive Officer
Brookmount Explorations, Inc.
1 East Liberty Suite 500
Reno, NV 89501

> **Re: Brookmount Explorations, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 22, 2024**
> **File No. 024-12392**

Dear Nils Ollquist:

We have reviewed your offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Cover page

1. We note that you are offering up to 25,000,000 shares on a "best-efforts" basis at an estimated price range per share of $0.02 to $0.06 per share. Please confirm that you will comply with Rule 253(g)(1) of Regulation A to timely file an offering circular supplement that discloses the fixed price to be used for the duration of the offering.

Summary Information
The Company, page 3

2. We note your disclosure here, indicating the "Company has registered office in Reno and with offices in Hong Kong, Manado, Indonesia and Melbourne, Australia. The executive offices are located at 12121 Wilshire Blvd, Los Angles, CA 90025, and our telephone number is (410) 825-3930." However, you subsequently disclose on page 18 that the "Company has its registered office in Reno NV and has offices in Alberta Canada, Manado Indonesia and Melbourne Australia. The US office of the Company is located at 1

East Liberty, Reno NV 89501 and our telephone number is (775) 2345221."
Please reconcile or advise the difference between the executives offices and the company's registered office and explain the different address and contact information.

Dilution, page 15

3.   Please tell us how you derived $6,961,000 for net tangible book value and $0.55 per share as of August 31, 2023. In addition, revise to disclose clearly on what date your dilution disclosures are based. In this regard, we note your net tangible book value and per share amounts were as of August 31, 2023, but you also disclose the calculations were based on 75,453,370 common shares issued and outstanding as of December 28, 2023.

4.   Please revise your dilution disclosure to illustrate the per share dilution to new investors assuming the sale of 100%, 75%, 50% and 25% of the shares offered for sale in this offering.

Legal Proceedings, page 21

5.   You disclose in part that you "are not aware of any pending legal proceedings, to which we are a party or of which any of our property is the subject." Please revise to disclose any legal proceedings material to your business or financial condition. For example, to the extent material please provide details regarding the SRAX, Inc. litigation for which a Notice of Removal from the Superior Court of the State of California for the County of Ventura to the United States District Court for the Central District of California was filed on December 7, 2023. Refer to Item 7(a)(1)(vi) of Form 1-A.

Part II and III
Description of Property, page 22

6.   We note that you have identified two or more properties though have not provided all the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K.

For example, the summary disclosure should include a map of all properties to comply with Item 1303(b)(1) and production numbers and other information to comply with Item 1303(b)(2); while the individual property disclosure should include comparable details for each material property along with the location of the property, that is accurate to within one mile, using an easily recognizable coordinate system, along with the other disclosure required under Item 1304(b).

The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.

Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

7.   We note that you do not appear to have mineral reserves as defined under Item 1301 of Regulation S-K. Properties with no mineral reserves should be described as exploration stage properties and issuers with no mineral reserves should be described as exploration stage issuers, consistent with the definitions under Item 1301 of Regulation S-K. Please revise your filing to describe your properties as exploration stage properties and your company as an exploration stage issuer.

8.   We note that you disclose a gold reserve estimate on page 22 of your filing. Please revise to remove estimates that have not been prepared by a qualified person and are not based on a preliminary feasibility study or feasibility study. See Item 1302(a) of Regulation S-K and Item 1302(e) of Regulation S-K, respectively.

9.   Please revise to include the internal controls disclosure as required by Item 1305 of Regulation S-K.

Directors, Executive Officers and Significant Employees, page 27

10.   Please revise your tabular disclosure to provide the term of office, and approximate hours per week of executive officers if less than full time. See Item 10 of Form 1-A.

Compensation of Directors and Executive Officers, page 29

11.   Please explain your CEO and director Nils A. Ollquist's total compensation of "100,000x" as disclosed in your table. Please also revise your total compensation column to total all cash and non-cash compensation paid to your directors and executive officers during the last fiscal year ended November 30, 2023. Please also populate or revise to explain the "xxxx" placeholders in your table, and placeholders in your narrative disclosure marked "Pending." Refer generally to Item 11 of Form 1-A.

Unaudited Consolidated Balance Sheet, page F-1

12.   For periods presented, please provide footnote disclosures under applicable US GAAP for inventory, property, plant and equipment, land usage rights, receivable due from non affiliate, convertible notes and income taxes.

1. Summary of Significant Accounting Policies, page F-5

13.   For your interim financial statements, please provide a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5)(iii) of Form 1-A.

14. We note your revenue recognition policy is boilerplate. Please revise your revenue recognition policy on pages F-9 and F-19 to describe your revenue generating activities and disclose how you recognize revenues under ASC 606 from your revenue generating activities.

15. We note your consolidated financial statements are presented in United States dollar. Please disclose what your functional currency is and tell us where you present foreign currency translation gain or loss and foreign currency transaction gain or loss in your financial statements. See ASC 830.

3. Events After the Reporting Period, page F-9

16. We note from your unaudited consolidated statement of changes in stockholders' equity on page F-3 that you had 60,703,370 shares of common stock as of August 31, 2023. We also note from page 15 that you have 75,453,370 shares of common stock issued and outstanding as of December 28, 2023. Please disclose when and how these additional shares were issued subsequent to August 31 , 2023.

Exhibits

17. Please file the Exchange Agreement between the Company and the SL Stockholders as an exhibit to your offering statement or tell us why you do not believe you are required to do so. Refer to Item 17(7) of Form 1-A.

General

18. Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada, such that the company is eligible to conduct a Regulation A offering. In this regard, while you have a registered office in Nevada, you disclose that you are an operator of producing gold properties in the Republic of Indonesia, and it appears that your management team is predominantly based outside of the United States or Canada. To clarify whether your principal place of business is in the United States or Canada, please tell us whether your officers primarily direct, control, and coordinate your activities from the Unites States or Canada. For guidance, see Rule 251(b)(1) of Regulation A and, for additional guidance, consider Question 182.03 of our Securities Act Rules Compliance and Disclosure Interpretations.

19. Please quantify the number of shares of common stock issued upon partial conversion of the notes that you reference in Section 6 of Part I of Form 1-A. In this regard we note that you had 60,703,370 shares of common stock issued and outstanding as of August 31, 2023 and that you have 75,453,370 shares of common stock issued and outstanding as of December 28, 2023. Please also include a discussion of the convertible note and common stock issuances in your Management's Discussion and Analysis of Financial Condition and Results of Operations.

20.   Please have your offering statement signed by the issuer, the principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors. Please see instructions to signatures for Form 1-A.

     We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. For questions regarding the engineering comments, please contact John Coleman at 202-551-3610. Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joe Laxague